Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Signature of two Production Sharing Contracts in Mauritania

Paris, January 27, 2005 — Total announces the signature of two production sharing contracts with the State of Mauritania for the onshore blocks Ta7 and Ta8. Situated in the Taoudenni basin, north-eastern Mauritania, these blocks cover a surface area of nearly 58,000 square kilometres.

These contracts follow an agreement for petroleum exploration studies signed 18 months ago by Total for on the ground geological works on both of these blocks. Furthermore, three exploration phases are planned, each for a duration of three years for each of them.

Total is already present in Mauritania through its distribution network with the local subsidiary operating around 60 service stations.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com